                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 10-SB



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             COOL ENTERTAINMENT INC.
                 (Name of Small Business Issuer in its charter)



          COLORADO                              APPLIED FOR
 (State or other jurisdiction of      (I.R.S. Employer Identification No.)
 incorporation or organization)



          10900 N.E. 8TH STREET, SUITE 900, BELLEVUE, WASHINGTON 98004
               (Address of principal executive offices)      (Zip Code)


                    Issuer's telephone number: (888) 603-8833


        Securities to be registered under Section 12(b) of the Act: NONE


        Securities to be registered under Section 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE
                                (Title of class)



Exhibit index on page ____                                 Page 1 of ____ pages

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         Cool Entertainment Inc. (the "Company") was incorporated in the State of Colorado on June 17, 1996, under the name Minas Novas Gold Corp., to engage in mining operations. From inception to January 1999, the Company obtained options to acquire various mining properties. On January 29, 1999, the Board of Directors elected to abandon all mining operations and proceed to acquire 100% of the issued and outstanding capital stock of Cool Entertainment Inc., a Washington corporation ("Cool Washington"), in exchange solely for 65% of the Company's then outstanding Common Stock (the "Share Exchange"). The acquisition of Cool Washington was completed March 1, 1999, and effective February 22, 1999, the Company changed its name to Cool Entertainment Inc.

         Under the terms of the Share Exchange, 75% of the shares issued to the four shareholders of Cool Washington (the "Vendors") are held in escrow with Pacific Corporate Trust Company of Vancouver, British Columbia, as the escrow agent. Chelsea Pacific Financial Corp., of Vancouver, British Columbia firm, has been given a right of first refusal to arrange for all financing for the Company through March 1, 2000, and has agreed to use its best efforts to arrange financing for the Company as follows: $500,000 by July 1, 1999; $500,000 by September 1, 1999; $500,000 by December 1, 1999; and $500,000 by
March 1, 2000.

         One-third of the escrowed shares are to be released when the first financing milestone is met and Cool Washington certifies that it has developed the website so that it is technically capable of providing media content through online transactions. If Chelsea Pacific does not meet the first financing milestone by the stated deadline, all intellectual property created for the Company shall belong to the Vendors, the Management Agreement and Employment and Consulting Agreements shall automatically terminate, and the Share Exchange transaction shall be reversed. Chelsea Pacific did not meet the first financing milestone. On December 2, 1999, the parties amended the Escrow Agreement, giving Chelsea Pacific until December 15, 1999 to complete the first financing milestone. Chelsea Pacific met the first financing milestone by December 15, 1999.

         Another one-third of the escrowed shares are to be released when the second and third financing milestones are met and Cool Washington certifies that it has entered into agreement relating to the distribution of audio and video products through the website. The remaining escrowed shares are to be released when the final financing milestone is met and Cool Washington certifies that it has fully developed the website with the following features: on-line magazines, on-line chat rooms, email services, and on-line games.

         If Chelsea Pacific does not meet the second, third, or fourth financing milestones by their respective deadlines, the Vendors shall have right to terminate Chelsea Pacific's right of first refusal and continue to earn their shares out of escrow by providing the necessary certifications.

PROPOSED BUSINESS

         The Company is in the process of offering a variety of entertainment products on the Internet through its website, www.coolentertainment.com. Customers would be able to make purchases through their personal computers. The Company proposes to deliver purchased products to customers in North America within three days of receipt of order. International delivery would also be available. The Company proposes to enter into distribution agreements with distributors in the music, film, video game, and literary segments of the entertainment industry in order to offer the latest and most widely advertised entertainment products available. In addition, the Company plans to offer value-added services such as celebrity interviews, book reviews, online chat rooms, online games, and free e-mail accounts on its website to attract users to the website.

         While the website is operational with respect to the free e-mail service, products and other services are not yet available. The Company is currently working with IBM to develop the "back end" e-commerce solution for the website that will enable the Company to retail its products to consumers.

         In September 1999, the Company announced that it was exploring digital downloading as an additional revenue source. Digital downloading refers to the digital delivery of music over the Internet. The Company is still in the research and development stage with regard to this project and is analyzing various business models before it determines which one it will utilize for this project.

         IBM CANADA LIMITED. The Company has engaged the services of IBM Canada Limited to assist in the development of the Company's website. Through September 30, 1999, approximately $29,000 had been paid for such services. It is anticipated that an additional $180,000 will be incurred by February 2000.

         DIGITAL RIVER, INC. In April 1999, the Company entered into a Dealer Agreement with Digital River, Inc., a company that electronically distributes products, including computer software to end users. The Company had contemplated being a dealer for Digital River, but then determined not to proceed with this arrangement. The agreement was terminated with no liability to the Company other than the $500 paid by the Company for a set-up fee.

         MUZE INC. In May 1999, the Company entered into a License Agreement with Muze Inc., an organization that provides data and editorial content about music, books, and videos. The Company has obtained a non-exclusive, non-transferable, limited right to use Muze's on-line music and video database on the Company's website. Management believes that providing this information will promote sales of product. The agreement requires a minimum monthly license fee of $2,500 for the databases being licensed by the Company. The monthly license fees are based on a charge for units of product sold by the Company that are listed in the licensed databases. The license agreement is for a term of one year and renews automatically for successive one-year periods unless terminated by one of the parties.

         VALLEY MEDIA AGREEMENT. The Company entered into an Order Fulfillment Agreement effective as of May 4, 1999 with i.FiLL, a division of Valley Media, Inc., which is a wholesale distributor of music and video entertainment products in the United States. The Company and i.FiLL agreed to develop a computer and customer service interface for the purposes of conducting small order product transactions via the Company's on-line store. The Company is responsible for all marketing and merchandising efforts, collecting orders, and sending the orders to i.FiLL. i.FiLL will be responsible for picking, packing, and shipping the orders directly to the Company's customers. i.FiLL is to be the exclusive supplier of product and order fulfillment services for the Company within the United States. However, the Company may use third parties as sources for products not available through Valley Media if the Company has given Valley Media 30 days' notice of its intention to do so and Valley Media fails to make the specified product available by the end of that 30-day period.

         The Company licenses Valley Media's product database for an annual fee of $10,000, which was waived for the initial term of the agreement by Valley. In addition to the cost of the products purchased, i.FiLL will charge the Company packing and handling fees on a per unit basis, shipping costs, return fees, fees for optional services, and fees for credit card processing. The initial term of the agreement is for two years. The annual licensing fee for the database will be due upon the first anniversary of the agreement. The parties may mutually terminate the agreement at any time. Additionally, either party may terminate the agreement upon 30 days' prior written notice if i.FiLL discontinues fulfillment services to on-line customers, the Company discontinues the on-line sale of the products, or if a party fails to cure a material breach of the agreement after having received written notice of the breach 30 days prior thereto.

MARKETING

         The Company's first objective will be to pursue the North American market with a targeted sales and marketing effort. If a North American market presence is established, the Company will pursue international markets.

         Management believes that market for its products and services will be individuals within the age range of 18 to 49. Because this market segment contains a large number of entry-level income earners whose single purchases will likely be of relatively small dollar value, the Company intends to position its product line accordingly. The Company intends to offer the following advantages over other forms of purchasing media product:

         - ONE-STOP SHOPPING CONCEPT enabling the customer to purchase all forms of product in a consistent format

         - QUICK DELIVERY SERVICE by offering three-day delivery

         - PRE-ORDERING SYSTEM enabling the customer to pre-order products and have them delivered on the day of general release

         - EASE OF PURCHASING enabling customers to search for and order particular items in a few keystrokes

         - COMPETITIVE PRICING

         The Company plans to attract customers to its website through the following methods:

         - Targeted advertising and marketing throughout North America

         - High visibility promotional campaigns

         - Website offering high degree of functionality through a comprehensive and current database, as well as interesting and informative content

         - Services which will bring new visitors to the website

         - Business relationships and alliances with high profile advertisers and merchandisers

         - Special marketing involving reciprocal agreements with recording artists

         The Company plans to conduct significant advertising campaigns throughout North America at the time the website is launched, as well as at strategic times throughout the year, such as holidays. Advertising forms will be focused through trade magazines, radio, television, and billboard type of advertising targeted at the Company's key demographic groups.

         The Company also plans to initiate a number of promotional offers in conjunction with its website launch. The Company plans to advertise and sell a number of items in order to attract heavy web traffic, stimulate the initial demand for orders, and prompt customers who patronize competing retailers to try the Company's website. The Company plans to use a discount pricing structure for institutional clients in order to induce heavier volumes of purchase and to be competitive with the large traditional retail outlets or distribution channels.

         In July 1999, the Company engaged S&S Public Relations, Inc. of Northbrook, Illinois, to develop and execute a public relations program. The services of S&S Public Relations were terminated with an effective date in November 1999. A total of $25,000 had been paid to S&S Public Relations.

         In August 1999, the Company engaged Koo Creative Group Inc. of Vancouver, British Columbia, to develop and create the corporate identity and logo for the Company. The work was completed satisfactorily at a cost of $965.

         In September 1999, the Company announced that it was offering an affiliate rewards program called Cool Connection to parties with corporate or private websites. Parties who link to the Company's website will be able to earn commissions from the Company. This program is anticipated to help attract users to the Company's website. Due to the delay in launching fully the Company's website, the Company has not yet had the opportunity to release this program. The Company received e-mails and phone calls in regard to this program.

         Management believes that it will need to demonstrate the following for a customer's online shopping experience to be successful:

         - Consumers must be able to save time and money

         - Consumers must be see a wide variety of selection of all media categories in one place

         - Consumers must be comfortable with security of their credit cards

         There is no assurance that the Company will be able to attract a sufficient number of users to its website or generate enough sales to be profitable. The business of selling products on a retail basis on the Internet is highly competitive. There are a large number of companies engaged in this business. Given the Company's present size, it can be assumed that virtually all of these other companies have greater financial and personnel resources than the Company.

         In addition, the Company faces risks pertaining to e-commerce security, system capacity-related challenges, and growth management. As explained below in Item 2. Management's Discussion and Analysis or Plan of Operation, the Company has only a limited operating history, has generated losses since inception, and requires a significant amount of funding to complete the development of its website and sustain operations through June 30, 2000. There is also substantial doubt about the Company's ability to continue as a going concern.

TRADEMARKS

         The Company is in the process of registering its name and logo as a trademark in the United States and Canada. The necessary documentation has been prepared and will be filed shortly.

COMPLIANCE WITH LAWS AND REGULATIONS

         As of the date of this report, there are no laws directly affecting commerce over the Internet, other than those generally pertaining to fraud and fair trade. No governmental approval is required for any of the Company's proposed products or services. There is no assurance that laws will not develop concerning use of the Internet as a retail medium. The Company does not expect that environmental laws will impact its activities.

EMPLOYEES

         As of December 1, 1999, the Company had 6 full-time employees, 3 of which were the Company's officers.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The acquisition of Cool Washington on March 1, 1999 has been accounted for as a reverse takeover with Cool Washington being the deemed acquiror for accounting purposes. The transaction has been accounted for as the issuance of shares by Cool Washington for the net assets of the Company. Accordingly, the financial statements included with this registration statement reflect the financial position, results of operations, and cash flows of Cool Washington from the date of its incorporation on November 3, 1998, consolidated with those of the Company from March 1, 1999.

RESULTS OF OPERATIONS

         The Company is considered to be in the development stage since it has not generated revenues and is continuing to develop its business. The Company will not be able to generate any revenues until the first calendar quarter of 2000.

         From inception to June 30, 1999, the Company generated a net loss of $117,297. Approximately 34% of the operating expenses were professional fees. Of this amount, 59% or $23,367 were costs related to the acquisition of Cool Washington. Of the remaining operating expenses, $29,878 was incurred for site development and maintenance and $26,689 were management fees.

         For the three months ended September 30, 1999, the Company incurred a loss of $141,873. Operating expenses consisted of the following: management fees of $48,993, professional fees of $28,185, travel, advertising and promotion of $27,669, site development and maintenance of $22,784, and $11,967 for office and administration.

         Accordingly, since inception (November 3, 1998), the Company has incurred a net loss of $259,170.

LIQUIDITY AND CAPITAL RESOURCES

         At June 30, 1999 and September 30, 1999, the Company had working capital of $58,951 and $116,606, respectively. All of the Company's liquidity has been provided through the sale of its Common Stock. For the period from November 3, 1998 to June 30, 1999, the Company has received $210,353 in net proceeds from the issuance of its Common Stock. During the three months ended September 30, 1999, the Company received an additional $225,000 from the sale of stock.

PLAN OF OPERATION

         As of January 1, 2000, the Company had cash of approximately $90,000, which will satisfy its requirements through February 2000. Additional funds of $200,000 must be raised to complete the development of the website and to continue operations through the end of June 2000. In addition, the Company estimates that $1,000,000 would be required for a marketing campaign. The Company is dependent upon external sources of funds and there is no assurance that any such funding will be available to the Company. The Company does not anticipate making any expenditures for plant or equipment, but expects to increase the number of employees after its website is launched and fully operational.

         Due to the losses generated to date and the fact that operations have been financed through the issuance of Common Stock, there is substantial doubt about the Company's ability to continue as a going concern. As stated above, the Company does not have sufficient working capital to sustain operations until the end of its current fiscal year, which ends June 30, 2000. Additional debt or equity financing will be required and may not be available or may not be available on reasonable terms.

YEAR 2000 READINESS DISCLOSURE

         The Year 2000 issue refers to the inability of computer and other information technology systems to properly process date and time information due to the programming of a two digit year rather than a four digit year. The risk is that a system will recognize the digits "00" as 1900 rather than the year 2000, or that the system may not recognize "00" as a year at all. As a result, computers and embedded processing systems may be at risk of malfunctioning.

         The Company has completed its assessment of the impact of Year 2000 issues on its business operations. The Year 2000 issue may affect the Company in four principal areas including: (1) computer systems such as personal computers, operating systems, business software, and application software including accounting systems, technical support software and administration software; (2) field assets (primarily embedded systems) such as programmable logic controllers and equipment control panels; (3) other systems such as telephones, photocopiers and facsimile machines; and (4) third-party suppliers and service providers such as banks and insurance companies.

         To date, the Company has implemented and tested its computer software and hardware for Year 2000 compliance and has concluded that its hardware and software is Year 2000 compliant.

         The Company's Year 2000 program is designed to reduce the Company's risk of material losses due to the Year 2000 issue. Management does not anticipate any material adverse effect from the Year 2000 issue; however, the Company cannot be certain that it will not suffer material adverse effects in the event that third parties upon which the Company is dependent are unable to resolve their Year 2000 issues. The Company did not experience any difficulties during the transition from 1999 to 2000.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company does not own real property. Since the Company has contracted with Cool Management Ltd. in Vancouver for the management of the Company, it is using the offices of Cool Management at Suite 303, 343 Railway Street, Vancouver, British Columbia. The offices, approximately 2,700 square feet, are leased from the third party.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of September 30, 1999:

          NAME AND ADDRESS OF BENEFICIAL OWNER            AMOUNT AND NATURE OF BENEFICIAL    PERCENT OF CLASS (1)
                                                                     OWNERSHIP
--------------------------------------------------------- --------------------------------- ------------------------
Clement K.M.Lau                                                    5,796,011 (2)                    16.13%
5484 Rugby Avenue
Burnaby, British Columbia
V5E 2N1 Canada
--------------------------------------------------------- --------------------------------- ------------------------

Marc G. Belcourt                                                   5,796,011 (2)                    16.13%
9139 Carver Crescent
North Delta, British Columbia
V4C 6N1 Canada
--------------------------------------------------------- --------------------------------- ------------------------

Leonard Wayne Voth                                                 5,796,011 (2)                    16.13%
4422 Stone Crescent
West Vancouver, British Columbia
V7V 1B7 Canada
--------------------------------------------------------- --------------------------------- ------------------------

William J. Hadcock                                                 5,796,011 (2)                    16.13%
Apt 1301 - 238 Alvin Narod Mews
Vancouver, British Columbia
V6B 5Z3 Canada
--------------------------------------------------------- --------------------------------- ------------------------

All officers and directors as a group  (4 persons)                 23,184,044 (3)                   64.53%
--------------------------------------------------------- --------------------------------- ------------------------


(1) This table is based on 35,928,688 shares of Common Stock outstanding on September 30, 1999. If a person listed on this table has the right to obtain additional shares of Common Stock within sixty (60) days from September 30, 1999, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(2) Of these shares, Pacific Corporate Trust Company, Vancouver, British Columbia is holding 4,347,008 shares in escrow, pursuant to the terms of an Escrow Agreement dated March 1, 1999.

(3) Of these shares, Pacific Corporate Trust Company, Vancouver, British Columbia is holding 17,388,032 shares in escrow, pursuant to the terms of an Escrow Agreement dated March 1, 1999.

         Messrs. Lau, Belcourt, Voth, and Hadcock may be deemed to be "parents" of the Company within the meaning of the rules and regulations of the Securities and Exchange Commission.

         Other than the Escrow Agreement described in Part I - Item 1. Business, there are no agreements known to management that may result in a change of control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

NAME                             AGE       POSITIONS
Clement K.M. Lau                 27        President, CEO and Director

William J. Hadcock               42        Vice President of Marketing and Distribution and Director

Marc Belcourt                    34        Vice President of Technology and Director

Len Voth                         52        Director


         The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company's bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

         CLEMENT LAU, has been the President, CEO and a director since March 1999. He was the president and a partner in Tilde Multimedia Inc., Vancouver, British Columbia, from March 1997 to March 1999, an Internet development company that specialized in website and CD-ROM development. He attended Vancouver Film School, receiving a certificate in multimedia program in 1997; and Columbia Academy of Radio, Television & Recording Arts, receiving a certificate in film and video production in 1996. From May 1994 to June 1995, he was the owner and operator of a restaurant in Vancouver. As the operator, he managed all aspects of the business: starting up operations, leasing, design, decorating, advertising, public relations, personnel, entertainment, menu creation, and inventory control

         WILLIAM J. HADCOCK has been the Vice President of Marketing and Distribution and a director since March 1999. He worked for Astral Home Entertainment, a Canadian company which distributes software, CDs and DVDs, from 1990 to August 1999 as a district sales representative in Scarborough, Ontario (1990-92), corporate account manager in Toronto, Ontario (1992-94), and branch manager in Vancouver, British Columbia (1994-99). As the branch manager, he supervised 21 employees and was responsible for key account management, studio relations, budget implementation, and warehouse/showroom operations.

         MARC BELCOURT has been the Vice President of Technology and a director since March 1999. He was the lead programmer and production manager for CRM Training Inc., a multimedia firm located in Vancouver, British Columbia, specializing in interactive training software for the marine safety industry, from May 1997 to August 1999. Mr. Belcourt has also provided website design, development, and programming services as an independent contractor to other companies. He attended the Vancouver Film School, receiving a certificate in multimedia program in 1997. From February 1995 to May 1996, he was the owner and operator of a convenience store in downtown Vancouver. Mr. Belcourt received a bachelor's degree in fine arts from the University of Saskatchewan in 1994.

         LEN VOTH has been a director since March 1999. Since February 1989, Mr. Voth has worked for Westech Information Systems in Vancouver, British Columbia. He has been a managing consultant since January 1996, providing consulting and advisory services for technology selection, contract services, financial services, marketing, and operations. He served as a marketing manager from February 1989 to January 1996. Prior to his employment with Westech, he worked as a computer programmer in Vancouver and Calgary, Alberta. Mr. Voth received a bachelor's degree in mathematics in 1970 from the University of British Columbia and a diploma in computer programming from McKay Technical Institute in 1968. He is a member of the Canadian Information Processing Society and has professional certification as a content development provider, Internet service provider, and content service provider.

ITEM 6.  EXECUTIVE COMPENSATION.

         Cool Washington entered into a Management Agreement dated March 1, 1999, with Cool Management Inc., a British Columbia corporation. Pursuant to the terms of that Agreement, Cool Management provides management services to Cool Washington which includes management of Cool Entertainment's business of Internet distribution of audio and visual products, design and maintenance of the website, provision of operational and strategic leadership to Cool Entertainment, keeping the directors informed about major policy issues, reporting results of operating activities to the directors, provision of recommendations for financial budgeting, and provision of advice to the directors concerning possible acquisitions and divestitures by Cool Entertainment. The Agreement is to terminate upon the earlier of (a) one year from the day on which Chelsea Pacific meets the Fourth Financing Milestone as defined in the Escrow Agreement or (b) the day Messrs. Lau, Hadcock, Voth, and Belcourt become entitled to terminate Chelsea Pacific's right of first refusal as defined in the Escrow Agreement. See Part I - Item 1. Business for a description of the Escrow Agreement.

         Cool Management in turn has entered into employment agreements with Clement Lau, William Hadcock, and Marc Belcourt, and a consulting agreement with Len Voth. Cool Entertainment is obligated to pay Cool Management a fee equal to the amounts payable under these employment or consulting agreements plus 10% of such amount. All of the employment and consulting agreements have the same term as the Management Agreement described above. In addition, all of the employment and consulting agreements provide for confidentiality of information and contain a covenant not to compete for a period of one year after the termination of employment. The employment and consulting agreements are summarized as follows:

EMPLOYEE/                 DUTIES TO BE PERFORMED                                                  BASE SALARY/
CONSULTANT                                                                                        CONSULTING FEES
------------------------- ----------------------------------------------------------------------- ----------------
Clement Lau               -  Oversight of management of Company's business;                       $50,000 per year
                          -  Provision of operational and strategic leadership to
                             Company;
                          -  Keeping the directors informed about major strategic issues;
                          -  Monitoring and maintaining Company's relationship with
                             Chelsea Pacific;
                          -  Oversight and development of business alliances for the
                             Company; and
                          -  Provision of advice to directors concerning possibility and desirability of acquisitions and divestitures by the Company
------------------------- ----------------------------------------------------------------------- ----------------
William Hadcock           -  Management and supervision of Company sales program;                 $50,000 per year
                          -  Establishment and development of distribution linksfor
                             markets outside of North America;
                          -  Establishment, maintenance, and monitoring of distribution links within North America;
                          -  Establishment and maintenance of Company's relations with record companies and movie studios;
                          -  Management and supervision of efforts to sell advertising on
                             Company's website; and
                          -  Management and supervision of Company's efforts to obtain marketing and co-operative advertising funds from record
                             companies and movie studios
------------------------- ----------------------------------------------------------------------- ----------------
Marc Belcourt             -  Development of website;                                              $50,000 per year
                          -  Recruitment and supervision of technical and development staff;
                          -  Equipment procurement;
                          -  Software procurement;
                          -  Database development; and
                          -  Project development and management
------------------------- ----------------------------------------------------------------------- ----------------
Len Voth                  Consulting services as requested by the Company                         $25,000 per year
------------------------- ----------------------------------------------------------------------- ----------------


In addition to their base salaries, Messrs. Lau, Hadcock, and Belcourt receive employee benefits such as health, accident, life, and long-term disability insurance coverage.

         The following table sets forth information for all persons who have served as the chief executive officer of the Company during the last three fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                       LONG TERM COMPENSATION
                                                             ---------------------------------------
                                  ANNUAL COMPENSATION                  AWARDS             PAYOUTS
                            -------------------------------- --------------------------- -----------
                                                  OTHER
                                                  ANNUAL      RESTRICT-    SECURITIES
NAME AND                                       COMPENSATION   ED STOCK     UNDERLYING     LTIP         ALL OTHER
PRINCIPAL                    SALARY     BONUS       ($)       AWARD(S)      OPTIONS/     PAYOUTS     COMPENSATION
POSITION            YEAR       ($)       ($)                     ($)        SARS (#)       ($)           ($)
------------------ ------   ---------- ------- ------------- ------------ -------------- ----------- ------------
Clement Lau,        1999    $17,000(2)  -0-        -0-           -0-           -0-          -0-           -0-
President and CEO    (1)
------------------ -------- ---------- ------- ------------- ------------ -------------- ----------- ---------------
Leroy Halterman,    1999       -0-      -0-        -0-           -0-           -0-          -0-           -0-
President            (3)
------------------ -------- ---------- ------- ------------- ------------ -------------- ----------- ---------------
Reg Handford,       1999       -0-      -0-        -0-           -0-           -0-          -0-           -0-
President            (4)
------------------ -------- ---------- ------- ------------- ------------ -------------- ----------- ---------------
Wolfdietrich F.     1999       -0-      -0-        -0-           -0-           -0-          -0-           -0-
Bruehl, President   1998
                     (5)
------------------ -------- ---------- ------- ------------- ------------ -------------- ----------- ---------------
Charles F.          1998       -0-      -0-        -0-           -0-           -0-          -0-           -0-
Stetler,            1997
President            (6)


(1) Mr. Lau has been the President since March 1, 1999. The amount shown reflects compensation paid through the Management Agreement described above.

(2) The actual amount paid was Cdn$25,000, which is approximately US$17,000, depending upon the exchange rate in effect at the time.

(3) Mr. Halterman was the President from September 25, 1998 to March 1, 1999.

(4) Mr. Handford was the President from August 14, 1998 to September 25, 1998.

(5) Mr. Bruehl was the President from June 24, 1998 to August 13, 1998.

(6) Mr. Stetler was the President from inception to June 23, 1998.

         The Company does not pay monetary compensation to its directors, nor does the Company compensate its directors for attendance at meetings. The Company does reimburse the directors for reasonable expenses incurred during the course of their performance.

         There are not stock options issued or outstanding.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Mr. Lau may be deemed to be a "promoter" of the Company within the meaning of the Rules and Regulations promulgated by the Securities and Exchange Commission.

         At June 30, 1999, $45,297 was reflected as a receivable on the balance sheet. This amount had been advanced to Cool Management to fund development of the Company's website. This amount was later billed to the Company in accordance with the Company's Management Agreement with Cool Management. Similarly, at September 30, 1999, $54,846 was shown as a receivable.

         In February 1999, Advantage Investment Holding Ltd., a shareholder, advanced $15,000 to the Company to fund development of its website. At June 30, 1999 and September 30, 1999, this amount was reflected on the balance sheet as a loan payable. This amount was repaid through the issuance of 28,300 shares of Common Stock in December 1999.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value, and 1,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

         Each share of Common Stock has one vote with respect to all matters voted upon by the shareholders. The shares of Common Stock do not have cumulative voting rights.

         Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

         Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

         The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

         The registrar and transfer agent for the Company's Common Stock is American Securities Transfer & Trust, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

PREFERRED STOCK

         The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The Company's Common Stock is not traded on a registered securities exchange, or on NASDAQ. The Company's Common Stock is quoted on the OTC Bulletin Board, and was first listed on June 18, 1998 under the symbol "MNGD." Since March 2, 1999, the stock has been trading under the symbol "CULE." The following table sets forth the range of high and low bid quotations for each fiscal quarter since the stock began trading. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

         FISCAL QUARTER ENDING                                     HIGH BID         LOW BID
         June 30, 1998.......................................       $ 0.875         $ 0.625
         September 30, 1998................................         $ 1.375         $ 0.250
         December 31, 1998................................          $ 1.500         $ 1.000
         March 31, 1999....................................         $ 1.563         $ 0.290
         June 30, 1999.......................................       $ 1.563         $ 0.813
         September 30, 1999................................         $ 1.000         $ 0.438
         December 31, 1999................................          $ 0.700         $ 0.230

         On December 31, 1999, the closing price for the common stock was $.2750.

         As of September 30, 1999, there were 185 record holders of the Company's Common Stock. Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.

ITEM 2.  LEGAL PROCEEDINGS.

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, the Company has sold shares of its Common Stock, which were not registered under the Securities Act of 1933, as amended, as follows:

         1. In November 1996, the Company sold 101,400 shares of Common Stock for cash of $50,700 to 7 persons in reliance upon the exemption from registration contained in Rule 504 of Regulation D. No underwriters were used and no underwriting commissions were paid.

         2. In July 1998, the Company issued 2,000,000 shares of Common Stock to Carey Whitehead as partial consideration for certain mining claims in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. These shares were later returned to the Company and cancelled when the Company terminated the agreements for the mining claims.

         3. In January 1999, the Company sold 249,818 shares of Common Stock for cash of $99,927 to Advantage Investment Holdings Ltd. and Andrew Robinson in reliance upon the exemption from registration contained in Rule 504 of Regulation D. No underwriters were used and no underwriting commissions were paid.

         4. As of March 1, 1999, the Company issued 23,184,044 shares of Common Stock to Clement K.M. Lau, William Hadcock, Leonard Voth, and Marc Belcourt in exchange for their shares of Cool Entertainment, Inc. in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

         5. In April 1999, the Company sold 166,111 shares of Common Stock for cash of $143,500 to Advantage Investment Holdings Ltd. in reliance upon the exemption from registration contained in
             Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. At the time of issuance, only 161,111 shares were issued due to a clerical error. The remaining 5,000 shares were issued in October 1999.

         6. In May 1999, the Company sold 100,000 shares of Common Stock for cash of $75,000 to Cerris Finance Limited in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

         7. In February 1999, Advantage Investment Holding Ltd., a shareholder, advanced $15,000 to the Company to fund development of its website. At June 30, 1999 and September 30, 1999, this amount was reflected on the balance sheet as a loan payable. This amount was repaid through the issuance of 28,300 shares of Common Stock in December 1999. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

         8. In July 1999, the Company sold 115,375 shares of Common Stock for cash of $75,000 to Cerris Finance Limited in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. These shares were issued in December 1999.

         9. In August 1999, Cerris Finance Limited subscribed for 141,500 shares of Common Stock for cash of $75,000. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. These shares were issued in December 1999.

         10. In September 1999, Cerris Finance Limited subscribed for 141,500 shares of Common Stock for cash of $75,000. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. These shares have not yet been issued.

         11. In December 1999, Worgan Corporation subscribed for 524,000 shares of Common Stock for cash of $131,000. The Company relied upon the exemption from registration contained in
             Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. These shares have not yet been issued.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 7-109-101 ET SEQ. of the Colorado Business Corporation Act and Article X of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

                                    PART F/S

                          See pages beginning with F-1.

                                    PART III

---------------------------------------------------------------------------------------------------------
REGULATION                                                                                    SEQUENTIAL
S-B NUMBER                                                                                    PAGE NUMBER
                                                   EXHIBIT
---------------------------------------------------------------------------------------------------------
   2.1        Chelsea Pacific Financial Corp. Agreement dated February 25, 1999                    ___

   3.1        Articles of Incorporation, as amended                                                ___

   3.2        Bylaws                                                                               ___

   10.1       Management Agreement between Cool Entertainment, Inc., and Cool Management
              Inc. dated March 1, 1999                                                             ___

   10.2       Employment Agreement between Cool Management Inc. and Marc G. Belcourt dated
              March 1, 1999                                                                        ___

   10.3       Consulting Agreement between Cool Management Inc. and Leonard Wayne Voth
              dated March 1, 1999                                                                  ___

   10.4       Employment Agreement between Cool Management Inc. and William J. Hadcock
              dated March 1, 1999                                                                  ___

   10.5       Employment Agreement between Cool Management Inc. and Clement K.M. Lau dated
              March 1, 1999                                                                        ___

   10.6       Escrow Agreement between Pacific Corporate Trust Company, Cool
              Entertainment, Inc. (Washington), Chelsea Pacific Financial Corp.,
              Entertainment, Inc. (Colorado), Clement Kar Man Lau, William James Hadcock,
              Leonard Wayne Voth, and Marc Gregory Belcourt dated March 1, 1999, as amended        ___

   10.7       Form of Registration Rights Agreement between Cool Entertainment, Inc. and each of Clement Kar Man Lau, William James Hadcock, Leonard Wayne Voth, and
              Marc Gregory Belcourt dated March 1, 1999                                            ___

   10.8       Order Fulfillment Agreement with Valley Media, Inc. dated May 4, 1999                ___

   10.9       License Agreement with Muze, Inc.  dated May 1999                                    ___

    21        Subsidiaries of the registrant                                                       ___

    27        Financial Data Schedule                                                              ___


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       COOL ENTERTAINMENT, INC.


Date: January 12, 2000                By: /s/ Clement Lau
     ------------                         -----------------------
                                          Clement Lau, President

                      Consolidated Financial Statements of

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                           (Expressed in U.S. Dollars)

            Period from November 3, 1998 (inception) to June 30, 1999

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Cool Entertainment Inc.

We have audited the consolidated balance sheet of Cool Entertainment Inc. and subsidiary (formerly Minas Novas Gold Corp.) (a Development Stage Enterprise) as of June 30, 1999 and the consolidated statements of operations, stockholders' equity and cash flows for the period from November 3, 1998 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Cool Entertainment Inc. and subsidiary (formerly Minas Novas Gold Corp.) (a Development Stage Enterprise) as at June 30, 1999 and the results of their operations and their cash flows for the period from November 3, 1998 (inception) to June 30, 1999 in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered losses from operations and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ KPMG LLP
Chartered Accountants


Richmond, Canada
November 19, 1999

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                           Consolidated Balance Sheet
                           (Expressed in U.S. Dollars)

                                  June 30, 1999

                                                                            1999
                                                                      ---------------
                                        Assets

Current asset:
     Cash                                                             $        89,058

Other asset:
     Receivable from related party (note 6)                                    45,297
                                                                      ---------------
                                                                      $       134,355
                                                                      ===============


                         Liabilities and Stockholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                         $        15,107
     Loan payable (note 6)                                                     15,000
                                                                      ---------------

     Total current liabilities                                                 30,107

Stockholders' equity:
     Common stock, no par value, authorized 100,000,000 shares;
       issued and outstanding 35,928,688 shares in 1999                       217,158
     Other paid-in capital (note 8)                                             4,387
     Deficit accumulated during the development stage                        (117,297)
                                                                      ---------------

     Total stockholders' equity                                               104,248

     Commitment (note 5)
     Subsequent events (note 8)
                                                                      ---------------
                                                                      $       134,355
                                                                      ===============


See accompanying notes to consolidated financial statements.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                      Consolidated Statement of Operations
                           (Expressed in U.S. Dollars)

                                                                           Period from
                                                                        November 3, 1998
                                                                           (inception)
                                                                           to June 30,
                                                                              1999
                                                                        ----------------
Operating expenses:
     Organization costs                                                 $         1,218
     Site development and maintenance                                            29,878
     Management fees                                                             26,689
     Professional fees                                                           39,447
     Travel, advertising and promotion                                           14,780
     Office and administrative                                                    5,285
                                                                        ----------------

Loss for the period and deficit accumulated during development stage    $      (117,297)
                                                                        ================

Net loss per common share, basic and diluted                            $         (0.01)
                                                                        ================


Weighted average common shares outstanding, basic and diluted                15,346,241
                                                                        ================


See accompanying notes to consolidated financial statements.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                 Consolidated Statement of Stockholders' Equity
                           (Expressed in U.S. Dollars)

            Period from November 3, 1998 (inception) to June 30, 1999

                                                                                      Deficit
                                                                                  Accumulated
                                             Common Stock               Other          During             Total
                                       -------------------------      Paid-In     Development     Stockholders'
                                         Shares         Amount        Capital           Stage            Equity
                                       ----------     -----------     -------     -----------     -------------
Balance, November 3, 1998
   (Minas Novas Gold Corp.
   Common Stock)                       12,483,533     $   180,958     $     -     $    -          $    180,958

     Adjustment to comply with
       reverse takeover accounting:
              - elimination of Minas
                Novas common stock          -            (180,958)          -          -              (180,958)
              - Cool Washington
                common stock                -                 400           -          -                   400

     Common stock issued to
       purchase all issued and
       outstanding shares of
       Cool Washington, March 1,
       1999 (note 2(a))                23,184,044          11,192           -          -                11,192

     Common stock issued for cash,
       April 12, 1999 at $0.75 per
       share, net of issuance costs
       of $2,849                           40,000          27,151           -          -                27,151

     Common stock issued for cash,
       April 23, 1999 at $0.90 per
       share, net of issuance costs
       of $2,736                          121,111         106,264           -          -               106,264

     Fully paid stock subscriptions
       April 23, 1999, at $0.90 per
       share, net of issuance costs
       of $113 (note 8)                     -                 -         4,387          -                 4,387

     Common stock issued for cash,
       May 28, 1999 at $0.75 per
       share, net of issuance costs
       of $2,849                          100,000          72,151           -          -                72,151
                                       ----------     -----------     -------     ----------      ------------
     Net loss                               -                 -             -       (117,297)         (117,297)
                                       ----------     -----------     -------     ----------      ------------
Balance, June 30, 1999                 35,928,688     $   217,158     $ 4,387     $ (117,297)     $    104,248
                                       ==========     ===========     =======     ==========      ============


See accompanying notes to consolidated financial statements.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                      Consolidated Statement of Cash Flows
                           (Expressed in U.S. dollars)

                                                                                           Period from
                                                                                        November 3, 1998
                                                                                           (inception)
                                                                                           to June 30,
                                                                                              1999
                                                                                        ----------------
Cash flows from operating activities:

Operations:
     Loss for the period                                                                $    (117,297)
     Items not involving cash:
         Amortization of organization costs                                                     1,218
     Changes in operating asset and
     liabilities:
         Receivable from related party                                                        (21,930)
         Accounts payable and accrued liabilities                                              13,754
                                                                                        -------------
     Net cash used in operating activities                                                   (124,255)

Cash flows from investing activity:
     Cash acquired on acquisition                                                               2,960
                                                                                        -------------
     Net cash provided by investing activity                                                    2,960

Cash flows from financing activities:
     Net proceeds from issuances of common stock and subscriptions                            210,353
                                                                                        -------------
     Net cash provided by financing activities                                                210,353
                                                                                        -------------
Increase in cash and cash equivalents during the period and cash at end of period       $      89,058
                                                                                        =============
Supplementary disclosure:
     Non-cash transactions:
         Stock issued to acquire Cool Entertainment Inc. (note 2(a))                    $       8,232

     Interest paid                                                                               -
     Taxes paid                                                                                  -


See accompanying notes to consolidated financial statements.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)

                  Period from November 3, 1998 to June 30, 1999


1.   GENERAL AND FUTURE OPERATIONS

     Cool Entertainment Inc. (the "Company") was incorporated under the laws of the State of Colorado on June 17, 1996, under the name of Minas Novas Gold Corp. On February 22, 1999, the Company changed its name to Cool Entertainment Inc. Prior to its acquisition of Cool Washington (note 2(a)), the Company was a holding company with no substantive operations.

     The Company is currently in the business of retailing entertainment related products such as CDs, DVDs and videos through the website it is developing.

     These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The Company's future operations are dependent upon the market's acceptance of its services and the Company's ability to secure strategic partnerships There can be no assurance that the Company will be able to secure market acceptance or strategic partnerships. As of June 30, 1999, the Company is considered to be in the development stage as the Company has not generated revenues and is continuing to develop its business. The Company has experienced negative cash flows and operations have primarily been financed through the issuance of common stock. The Company does not have sufficient working capital to sustain operations until the end of the year ended June 30, 2000. Additional debt or equity financing will be required and may not be available or may not be available on reasonable terms.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Reverse takeover and basis of presentation:

         On March 1, 1999, the Company issued 23,184,044 common shares for all of the issued and outstanding shares of Cool Entertainment Inc. ("Cool Washington"), a company incorporated in the State of Washington on November 3, 1998. The acquisition was a reverse takeover with Cool Washington being the deemed accounting acquiror for financial statement purposes. The transaction has been accounted for as a capital transaction effectively representing an issue of shares by Cool Washington for the net assets of the Company.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 2
                           (Expressed in U.S. dollars)

                  Period from November 3, 1998 to June 30, 1999


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (a) Reverse takeover and basis of presentation (continued):

         The net assets acquired as follows:

         Cash                                           $         2,960
         Other working capital ,net                              22,015
         Organizational costs                                     1,217
         Loan payable                                           (15,000)
                                                        ---------------
                                                        $        11,192
                                                        ===============


         Acquisition related costs of $23,367 were incurred and were recorded as professional fees in the current period.

         The historical financial statements reflect the financial position, results of operations and cash flows of Cool Washington from the date of its incorporation on November 3, 1998, consolidated with those of the Company from March 1, 1999.

     (b) Basis of consolidation:

         These consolidated financial statements have been prepared using generally accepted accounting principles in the United States. The financial statements include the accounts of the Company's wholly-owned subsidiary, Cool Washington. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

     (c) Use of estimates:

         The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported revenues and expenses for the reporting period. Actual results could differ from those estimates.

     (d) Income taxes:

         The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period.

         Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax basis as well as the benefit of losses available to be carried forward to future years for tax purposes.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 3
                           (Expressed in U.S. dollars)

                  Period from November 3, 1998 to June 30, 1999



2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (d) Income taxes (continued):

         Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

     (e) Research and development:

         Research and development costs are expensed when incurred. Equipment used in research and development is capitalized only if it has an alternative future use.

     (f) Cash and cash equivalents:

         Cash equivalents includes highly liquid debt investments with remaining maturities at the date of purchase of three months or less.

     (g) Net loss per share:

         Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company has a net loss in the period presented, basic and diluted net loss per share are the same.

         Excluded from the computation of diluted loss per share for the year ended June 30, 1999 are 17,388,033 shares of common stock held in escrow. The release of these escrowed shares is contingent upon the Company's achievement of contractually specified financing and website development milestones.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 4
                           (Expressed in U.S. dollars)

                  Period from November 3, 1998 to June 30, 1999



3. DEFERRED TAX ASSETS AND LIABILITIES:

                                                  June 30,
                                                    1999
                                                 ----------
     Deferred tax asset:
         Operating loss carryforward             $  43,700

     Valuation allowance                           (43,700)
                                                 ---------


     Net deferred tax asset                      $    -
                                                 =========


     Management believes that it is not more likely than not that it will create sufficient taxable income sufficient to realize its deferred tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of deferred tax liabilities. Due to its losses, the Company has no income tax expense.

     The Company has operating loss carryforwards for income tax purposes at June 30, 1999 of approximately $115,000. Operating losses begin to expire in fiscal year 2012.


4.   FINANCIAL INSTRUMENTS:

     FAIR VALUE:

     The carrying values of cash, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments.

     It is not practicable to determine the fair value of the loan payable and the receivable from related party due to their related party nature and the absence of a secondary market for such instruments.


5.   COMMITMENT:

     In May 1999, the Company entered into a software licensing agreement with a third party. The Company is obligated by the contract to make monthly payments of $2,500 until May, 2000.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 5
                           (Expressed in U.S. dollars)

                  Period from November 3, 1998 to June 30, 1999



6. RELATED PARTY BALANCES AND TRANSACTIONS:

   In March, 1999, the Company entered into a contract with a company, Cool Management Inc., controlled by its stockholders to provide management services, site development and other professional services at cost plus 10%. The expiry date of the contract is contingent upon the Company's achievement of certain financing milestones and will conclude on the date the final milestone is reached or upon the termination of the financing agent. The Company incurred cash compensation expense of $56,567 during the period from November 3, 1998 (inception) to June 30, 1999.

   The receivable from related party of $45,297 is non-interest bearing, unsecured and due on demand. The funds were advanced to Cool Management Inc. to fund development of the Company's website.

   The loan payable balance of $15,000 arose from a transaction between a shareholder and the Company. The loan is non-interest bearing, unsecured and due on demand. This loan was settled subsequent to year-end through the issuance of shares, see note 8.


7. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

   The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. The Company is currently working on their Year 2000 preparations. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

               Notes to Consolidated Financial Statements, page 6
                           (Expressed in U.S. dollars)

                  Period from November 3, 1998 to June 30, 1999



8.   SUBSEQUENT EVENTS:

     (a) On July 20, 1999, 115,375 common shares were issued at $0.65 per share to finance the operations of the Company.

     (b) On August 6, 1999, 141,500 common shares were subscribed for at $0.53 per share to finance the operations of the Company.

     (c) On September 10, 1999, 141,500 common shares were subscribed for at $0.53 per share to finance the operations of the Company.

     (d) In October, 1999, 5,000 common shares stock certificates were released by the transfer agent. These stock certificates were recorded as other paid-in capital at June 30, 1999.

     (e) The loan payable outstanding as at June 30, 1999 was settled in December, 1999 through the issuance of 28,300 common shares valued at $0.53 per share.

                  Interim Consolidated Financial Statements of

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                           (Expressed in U.S. Dollars)

                               September 30, 1999

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                       Interim Consolidated Balance Sheets
                           (Expressed in U.S. Dollars)

                                                                            September 30,          June 30,
                                                                                1999                 1999
                                                                          ---------------      ---------------
                                                                             (unaudited)
                                        Assets

Current asset:
     Cash                                                                 $       124,181      $        89,058
     Subscriptions receivable                                                      24,094                  -
                                                                          ---------------      ---------------

     Total current assets                                                         148,275               89,058

Property and equipment, net                                                        15,923               -

Receivable from related party                                                      54,846               45,297
                                                                          ---------------      ---------------

                                                                          $       219,044      $       134,355
                                                                          ===============      ===============


                         Liabilities and Stockholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $        16,669      $        15,107
     Loan payable                                                                  15,000               15,000
                                                                          ---------------      ---------------

                                                                                   31,669               30,107

Stockholders' equity:
     Common stock, no par value, authorized 100,000,000 shares;
       issued and outstanding 35,928,688 shares in 1999                           217,158              217,158
     Other paid-in capital                                                        229,387                4,387
     Deficit accumulated during the development stage                            (259,170)            (117,297)
                                                                          ---------------      ---------------

     Total stockholders' equity                                                   187,375              104,248

                                                                          $       219,044      $       134,355
                                                                          ===============      ===============


See accompanying notes to interim consolidated financial statements.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                  Interim Consolidated Statements of Operations
                           (Expressed in U.S. Dollars)

                                                                                                  Period from
                                                                                Three             November 3,
                                                                            months ended       1998 (inception)
                                                                            September 30,      to September 30,
                                                                                1999                 1999
                                                                          ---------------     ----------------
                                                                             (unaudited)          (unaudited)
Operating expenses:
     Organization costs                                                   $        -           $         1,218
     Depreciation                                                                   2,275                2,275
     Site development and maintenance                                              22,784               52,662
     Management fees                                                               48,993               75,682
     Professional fees                                                             28,185               67,632
     Travel, advertising and promotion                                             27,669               42,449
     Office and administrative                                                     11,967               17,252
                                                                          ---------------      ---------------

Loss for the period                                                       $      (141,873)     $      (259,170)
                                                                          ===============      ===============

Net loss per common share, basic and diluted                              $         (0.01)     $         (0.02)
                                                                          ===============      ===============


Weighted average common shares outstanding, basic and diluted                  18,272,785           16,286,127
                                                                          ===============      ===============


See accompanying notes to interim consolidated financial statements.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

             Interim Consolidated Statement of Stockholders' Equity
                           (Expressed in U.S. Dollars)

         Period from November 3, 1998 (inception) to September 30, 1999

                                                                                       Deficit
                                                                                   Accumulated
                                             Common Stock                Other          During               Total
                                       -------------------------       Paid-In     Development       Stockholders'
                                         Shares         Amount         Capital           Stage              Equity
                                       ----------     ----------     ---------     -------------     -------------
BALANCE, NOVEMBER 3, 1998
   (Minas Novas Gold Corp.
   Common Stock)                       12,483,533     $  180,958     $    -        $        -        $    180,958

     Adjustment to comply with
       reverse takeover accounting:
              - elimination of Minas
                Novas common stock            -         (180,958)         -                 -            (180,958)
              - Cool Washington
                common stock                  -              400          -                 -                 400

     Common stock issued to
       purchase all issued and
       outstanding shares of
       Cool Washington, March 1,
       1999 (note 2(a))                23,184,044         11,192          -                 -              11,192

     Common stock issued for cash,
       April 12, 1999 at $0.75 per
       share, net of issuance costs
       of $2,849                           40,000         27,151          -                 -              27,151

     Common stock issued for cash,
       April 23, 1999 at $0.90 per
       share, net of issuance costs
       of $2,736                          121,111        106,264          -                 -             106,264

     Fully paid stock subscriptions,
       April 23, 1999, at $0.90 per
       share, net of issuance costs
       of $113                                -              -          4,387               -               4,387

     Common stock issued for cash,
       May 28, 1999 at $0.75 per
       share, net of issuance costs
       of $2,849                          100,000         72,151          -                 -              72,151

     Net loss                                 -              -            -            (117,297)         (117,297)
                                       ----------     ----------     --------      ------------      ------------
BALANCE, JUNE 30, 1999                 35,928,688        217,158        4,387          (117,297)          104,248

     Fully paid stock subscriptions,
       July 20, 1999 at $0.65 per
       share, net of issuance costs
       of nil                                 -              -         75,000               -              75,000


                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

             Interim Consolidated Statement of Stockholders' Equity
                           (Expressed in U.S. Dollars)

         Period from November 3, 1998 (inception) to September 30, 1999

                                                                                       Deficit
                                                                                   Accumulated
                                             Common Stock                Other          During               Total
                                       -------------------------       Paid-In     Development       Stockholders'
                                         Shares         Amount         Capital           Stage              Equity
                                       ----------     ----------     ---------     -------------     -------------
     (continued)

     Fully paid stock subscriptions
       August 6, 1999, at $0.53 per
       share, net of issuance costs
       of nil                                 -       $      -       $ 55,985      $        -        $     55,985

     Unpaid stock subscriptions
       August 6, 1999, at $0.53 per
       share, net of issuance costs
       of nil (note 4)                        -              -         19,015               -              19,015

     Fully paid stock subscriptions
       September 10, 1999, at $0.53 per
       share, net of issuance costs
       of nil                                 -              -         69,921               -              69,921

     Unpaid stock subscriptions
       September 10, 1999, at $0.53 per
       share, net of issuance costs
       of nil (note 4)                        -              -          5,079               -               5,079
                                       ----------     ----------     --------      ------------      ------------
     Net loss                                 -              -              -          (141,873)         (141,873)
                                       ----------     ----------     --------      ------------      ------------
Unaudited balance, September 30, 1999  35,928,688     $  217,158     $229,387      $   (259,170)     $    187,375
                                       ==========     ==========     ========      ============      ============


See accompanying notes to interim consolidated financial statements.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

                  Interim Consolidated Statement of Cash Flows
                           (Expressed in U.S. dollars)

                                                                                                  Period from
                                                                                Three             November 3,
                                                                            months ended       1998 (inception)
                                                                            September 30,      to September 30,
                                                                                1999                 1999
                                                                          ---------------     ----------------
                                                                             (unaudited)          (unaudited)
Cash flows from operating activities:

Operations:
     Loss for the period                                                  $      (141,873)     $      (259,170)
     Items not involving cash:
         Amortization                                                              -                     1,218
         Depreciation                                                               2,275                2,275
     Changes in operating asset and liabilities:
         Subscriptions receivable                                                 (24,094)             (24,094)
         Receivable from related party                                             (9,549)             (31,479)
         Accounts payable and accrued liabilities                                   1,562               15,316
                                                                          ---------------      ---------------

     Net cash used in operating activities                                       (171,679)            (295,934)
                                                                          ---------------      ---------------

Cash flows from investing activities:
     Cash acquired on acquisition                                                  -                     2,960
     Purchase of property and equipment                                           (18,198)             (18,198)
                                                                          ---------------      ---------------
     Net cash used in investing activities                                        (18,198)             (15,238)
                                                                          ---------------      ----------------

Cash flows from financing activities:
     Net proceeds from issuances of common stock and
       subscriptions                                                              225,000              435,353
                                                                          ---------------      ---------------

     Net cash provided by financing activities                                    225,000              435,353
                                                                          ---------------      ---------------

Net increase in cash and cash equivalents during the period                        35,123              124,181

Cash and cash equivalents at beginning of period                                   89,058                  -
                                                                          ---------------      ---------------

Cash and cash equivalents at end of period                                $       124,181      $       124,181
                                                                          ===============      ===============

Supplementary disclosure:
     Non-cash transactions:
         Stock issued to acquire Cool Entertainment Inc. (note 2(a))      $          -         $         8,232
     Interest paid                                                                   -                     -
     Taxes paid                                                                      -                     -


See accompanying notes to interim consolidated financial statements.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

               Notes to Interim Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                                   (Unaudited)
                      Three months ended September 30, 1999
         Period from November 3, 1998 (inception) to September 30, 1999



1.   GENERAL AND FUTURE OPERATIONS

     Cool Entertainment Inc. (the "Company") was incorporated under the laws of the State of Colorado on June 17, 1996, under the name of Minas Novas Gold Corp. On February 15, 1999, the Company changed its name to Cool Entertainment Inc. Prior to its acquisition of Cool Washington (note 2(a)), the Company was a holding company with no substantive operations.

     The Company is currently in the business of retailing entertainment related products such as CDs, DVDs and videos through the website it is developing.

     These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The Company's future operations are dependent upon the market's acceptance of its services and the Company's ability to secure strategic partnerships There can be no assurance that the Company will be able to secure market acceptance or strategic partnerships. As of September 30, 1999, the Company is considered to be in the development stage as the Company has not generated revenues and is continuing to develop its business. The Company has experienced negative cash flows and operations have primarily been financed through the issuance of common stock. The Company does not have sufficient working capital to sustain operations until the end of the year ended June 30, 2000. Management's plan is to raise additional debt or equity financing and such financings may not be available or may not be available on reasonable terms.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Reverse takeover and basis of presentation:

         On March 1, 1999, the Company issued 23,184,044 common shares for all of the issued and outstanding shares of Cool Entertainment Inc. ("Cool Washington"), a company incorporated in the State of Washington on November 3, 1998. The acquisition was a reverse takeover with Cool Washington being the deemed accounting acquiror for financial statement purposes. The transaction has been accounted for as a capital transaction effectively representing an issue of shares by Cool Washington for the net assets of the Company.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

               Notes to Interim Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                                   (Unaudited)
                      Three months ended September 30, 1999
         Period from November 3, 1998 (inception) to September 30, 1999



2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (a) Reverse takeover and basis of presentation (continued):

         The net assets acquired as follows:

         Cash                                $         2,960
         Other working capital ,net                   22,015
         Organizational costs                          1,217
         Loan payable                                (15,000)
         ---------------------------------------------------
                                             $        11,192
         ===================================================


         Acquisition related costs of $23,367 were incurred and were recorded as professional fees.

         The historical financial statements reflect the financial position of Cool Washington from the date of its incorporation on November 3, 1998, consolidated with those of the Company from March 1, 1999.

     (b) Basis of consolidation:

         These consolidated financial statements have been prepared using generally accepted accounting principles in the United States. The financial statements include the accounts of the Company's wholly-owned subsidiary, Cool Washington and all adjustments, consisting solely of normal recurring adjustments, which in management's opinion are necessary for a fair presentation of the financial results for the interim periods. The financial statements have been prepared consistent with the accounting policies described in the Company's financial statements for the period ended June 30, 1999 and should be read in conjunction therewith. Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

     (c) Use of estimates:

         The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported revenues and expenses for the reporting period. Actual results could differ from those estimates.

     (d) Property and equipment

         Property and equipment are stated at cost and are depreciated using the straight line method over their estimated useful life determined to be 2 years.

                             COOL ENTERTAINMENT INC.
                        (FORMERLY MINAS NOVAS GOLD CORP.)
                        (A Development Stage Enterprise)

               Notes to Interim Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                                (Unaudited)
                      Three months ended September 30, 1999
         Period from November 3, 1998 (inception) to September 30, 1999



2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (e) Net loss per share:

         Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Fully paid common share subscriptions that entitles the holder to dividends are included in weighted average number of common shares. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company has a net loss in the period presented, basic and diluted net loss per share are the same.

         Excluded from the computation of diluted loss per share for the period ended September 30, 1999 are 17,388,033 shares of common stock held in escrow. The release of these escrowed shares is contingent upon the Company's achievement of certain financing and website development milestones.


3.   RELATED PARTY BALANCES AND TRANSACTIONS:

     In March, 1999, the Company entered into a contract with a company, Cool Management Inc., controlled by its stockholders to provide management services, site development and other professional services at cost plus 10%. The expiry date of the contract is contingent upon the Company's achievement of certain financing milestones and will conclude on the date the final milestone is reached or upon the termination of the financing agent. The receivable from related party is non-interest bearing, unsecured and due on demand. The funds were advanced to Cool Management Inc. to fund development of the Company's website.


4.   SUBSEQUENT EVENTS:

     (a) Cash was received subsequent to year end for the common stock subscription agreements of August 6, 1999 and September 10, 1999 prior to January 9, 2000. These amounts are recorded as subscriptions receivable on the balance sheet.

     (b) In October, 1999, 5,000 common shares stock certificates were released by the transfer agent. These stock certificates were recorded as other paid-in capital at June 30, 1999.

     (c) On December 15, 1999, 524,000 common shares were issued at $0.25 per share to finance the operations of the Company.

     (d) The loan payable outstanding as at June 30, 1999 was settled in December, 1999 through the issuance of 28,300 common shares valued at $0.53 per share.